Exhibit 99.1

Filed by PacWest Bancorp pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Square 1 Financial, Inc.
Commission File No.: 001-36372

PRESS RELEASE

PacWest Bancorp

(NASDAQ: PACW)

Contact:	Matthew P. Wagner	Victor R. Santoro
	President and CEO	Executive Vice President and CFO
	10250 Constellation Boulevard, Suite 1640	10250 Constellation Boulevard, Suite 1640
	Los Angeles, CA 90067	Los Angeles, CA 90067
Phone:	310-728-1020	310-728-1021

FOR IMMEDIATE RELEASE	April 16, 2015

PACWEST BANCORP ANNOUNCES RESULTS

FOR THE FIRST QUARTER OF 2015

Highlights

•                  Net Earnings of $73.1 Million, or $0.71 Per Diluted Share; Adjusted Net Earnings of $62.9 Million, or $0.61 Per Diluted Share

•                  Core Net Interest Margin at 5.38%

•                  $389.7 Million, or 13.1% Annualized, Loan and Lease Growth Driven by $1.0 Billion of Production

•                  Demand Deposits Increased $98.1 Million in the Quarter and are 26% of Total Deposits

•                  Core Deposits Increased $61.8 Million in the Quarter and are 52% of Total Deposits

Los Angeles, California . . . PacWest Bancorp (Nasdaq: PACW) today announced net earnings for the first quarter of 2015 of $73.1 million, or $0.71 per diluted share, compared to net earnings for the fourth quarter of 2014 of $71.0 million, or $0.69 per diluted share.  When certain income and expense items described below are excluded, adjusted net earnings are $62.9 million, or $0.61 per diluted share, for the first quarter of 2015 and $68.0 million, or $0.66 per diluted share, for the fourth quarter of 2014. The decline in adjusted earnings is largely the result of the first quarter provision for credit losses.

Matt Wagner, President and CEO, commented, “Reported net earnings remained strong this quarter at $73.1 million.  Loan and lease originations of $1.0 billion reached a new high since the CapitalSource merger, resulting in an annualized growth rate for the quarter of 13.1%.  The combination of loan and lease growth with some deterioration in a few energy-related credits resulted in a credit loss provision of $16.4 million.  When the credit loss provision is excluded, however, our adjusted net earnings increased $3.6 million quarter-over-quarter to $72.8 million.”

Mr. Wagner continued, “In addition to focusing on loan growth and credit, our teams concentrated on deposit growth.  Core deposits were up $61.8 million in the quarter, and deposits from CapitalSource Division borrowers grew $25.1 million, reaching $303.1 million at the end of March.  Although we continue to make progress in achieving our goal of remixing our deposit base, the anticipated merger with Square 1 is expected to accelerate that process.  We are on track to close the Square 1 merger in the fourth quarter. Regulatory applications have been filed, SEC filings are in process and integration planning is underway.  We look forward to closing the merger and expanding our business with Square 1’s loan and deposit products.”

Vic Santoro, Executive Vice President and CFO, stated, “Our reported and core NIMs of 5.89% and 5.38% remain very strong.  The $1.0 billion in new loans and leases went on the books this quarter at a yield of 5.76%, nine basis points better than last quarter’s 5.67%.  Our all-in deposit cost of 0.36% compares very favorably to our $10-$50 billion peer banks whose NIMs are substantially lower than ours.  And our adjusted efficiency ratio of 40.4% reflects lower expenses.  The Company’s earning power, along with its solid tangible capital at 12.01%, positions us well for continued profitable growth.”

FINANCIAL HIGHLIGHTS

	At or For the Three Months Ended
	March 31,	December 31,
	2015	2014	Change
	(Dollars in thousands, except per share data)
Financial Highlights:
Total Assets	$16,643,940	$16,234,800	$409,140
Loans and Leases, Net of
Deferred Fees	$12,272,166	$11,882,432	$389,734
Total Deposits	$11,934,175	$11,755,128	$179,047

Net Earnings	$73,079	$70,999	$2,080
Diluted Earnings Per Share	$0.71	$0.69	$0.02
Annualized Return on Average Assets	1.82%	1.77%	0.05

Adjusted Net Earnings (1) (2)	$62,943	$68,018	$(5,075)
Adjusted Diluted Earnings Per Share (1)	$0.61	$0.66	$(0.05)
Annualized Adjusted Return on Average Assets (1)	1.57%	1.70%	(0.13)
Annualized Return on Average Tangible Equity (1)	16.50%	16.00%	0.50
Annualized Adjusted Return on Average Tangible Equity (1)	14.21%	15.33%	(1.12)

Noninterest-Bearing Deposits as Percentage of Total Deposits	26%	25%	1
Core Deposits as Percentage of Total Deposits	52%	52%	—
Tangible Common Equity Ratio (1)	12.01%	12.20%	(0.19)
Tangible Book Value Per Share (1)	$17.36	$17.17	$0.19
Net Interest Margin	5.89%	5.86%	0.03
Core Net Interest Margin (1)	5.38%	5.52%	(0.14)
Efficiency Ratio	38.4%	44.0%	(5.6)
Adjusted Efficiency Ratio (1)	40.4%	41.7%	(1.3)

(1)         Non-GAAP measure.

(2)         When the provision for credit losses is excluded, adjusted net earnings are $72.8 million and $69.2 million for the quarters ended March 31, 2015 and December 31, 2014, respectively.

ADJUSTED NET EARNINGS

In evaluating its earnings, the Company removes certain items to arrive at adjusted net earnings and adjusted diluted earnings per share, as detailed below:

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2014	2014
	(Dollars in thousands)

Reported net earnings	$73,079	$70,999	$25,080
Less: Tax benefit on discontinued operations	—	(47)	(588)
Add: Tax expense on continuing operations	46,073	43,261	15,281
Reported pre-tax earnings	119,152	114,213	39,773
Add: Acquisition, integration, and reorganization costs	2,000	7,381	2,200
Less: FDIC loss sharing expense, net	(4,399)	(4,360)	(11,430)
Gain on sale of loans and leases	—	7	106
Gain on securities	3,275	—	4,752
Covered OREO (expense) income, net	19	(176)	1,615
Gain on sale of owned office building	—	—	1,570
Adjusted pre-tax earnings before accelerated discount accretion	122,257	126,123	45,360
Less: Accelerated discount accretion from early payoffs of acquired loans	17,352	11,421	7,655
Adjusted pre-tax earnings	104,905	114,702	37,705
Tax expense (1)	(41,962)	(46,684)	(15,346)
Adjusted net earnings (2)	$62,943	$68,018	$22,359

Annualized adjusted return on average assets	1.57%	1.70%	1.39%

Adjusted diluted earnings per share	$0.61	$0.66	$0.47

(1)         Full-year expected effective rate of 40.0% used for 2015 period and actual effective rate of 40.7% used for 2014 periods.

(2)         When the provision for credit losses is excluded, adjusted net earnings are $72.8 million and $69.2 million for the quarters ended March 31, 2015 and December 31, 2014, respectively.

INCOME STATEMENT HIGHLIGHTS

Net Interest Income

Net interest income increased $4.1 million to $199.1 million for the first quarter of 2015 compared to $195.0 million for the fourth quarter of 2014 due to higher average loan and lease balances and higher accelerated discount accretion resulting from early payoffs of acquired loans offset by two less days in the quarter. Net interest margin (“NIM”) for the first quarter of 2015 was 5.89% compared to 5.86% for the fourth quarter of 2014, and loan yield was 6.80% compared to 6.76% for the fourth quarter of 2014. The increase in the NIM and loan yield are both due to higher accelerated discount accretion from early payoffs of acquired loans. Accelerated accretion resulting from early payoffs of acquired loans was $17.4 million in the first quarter of 2015 (58 basis points on the loan and lease yield) compared to $11.4 million in the fourth quarter (39 basis points on the loan and lease yield), an increase of $6.0 million.

The total cost of deposits increased to 0.36% from 0.34% in the prior quarter due primarily to a $1.2 million decrease in the amount of premium accretion on the time deposits acquired in the CapitalSource merger. The repricing of maturing time deposits at current rates and new time deposit production resulted in the decline in the weighted average contractual interest rate on time deposits to 0.72% at March 31, 2015 from 0.75% at December 31, 2014.

Net interest margin information is presented in the following table for the periods indicated:

	Three Months Ended
	March 31,	December 31,
	2015	2014
	(In thousands)
Net Interest Margin
Average Assets:
Loans and leases	$12,055,682	$11,586,573
Investment securities	1,613,422	1,591,839
Deposits in financial institutions	32,761	26,971
Average interest-earning assets	13,701,865	13,205,383
Other assets	2,594,775	2,687,378
Average total assets	$16,296,640	$15,892,761

Average Liabilities:
Interest-bearing deposits	$8,801,306	$8,679,599
Borrowings	424,061	214,053
Subordinated debentures	432,603	433,859
Average interest-bearing liabilities	9,657,970	9,327,511
Noninterest-bearing demand deposits	2,949,719	2,900,388
Other liabilities	155,608	164,571
Average total liabilities	12,763,297	12,392,470
Average stockholders’ equity	3,533,343	3,500,291
Average liabilities and stockholders’ equity	$16,296,640	$15,892,761

Average time deposits	$5,481,886	$5,427,687
Average total deposits	$11,751,025	$11,579,987
Average funding sources	$12,607,689	$12,227,899

Yield on:
Average loans and leases	6.80%	6.76%
Average investment securities	3.07%	3.04%
Average interest-earning assets	6.34%	6.30%

Cost of:
Average total deposits	0.36%	0.34%
Average time deposits	0.65%	0.60%
Average interest-bearing deposits	0.48%	0.46%
Average borrowings	0.22%	0.27%
Average subordinated debentures	4.24%	4.20%
Average interest-bearing liabilities	0.64%	0.63%
Average funding sources	0.49%	0.48%

Net interest rate spread	5.70%	5.67%
Net interest margin	5.89%	5.86%

The NIM and loan and lease yield are impacted by volatility in accelerated accretion of acquisition discounts from early payoffs of acquired loans. The effects of this item are shown in the following table for the periods indicated:

		Three Months Ended		Three Months Ended
		March 31, 2015		December 31, 2014
			Loan and		Loan and
		NIM	Lease Yield	NIM	Lease Yield
Reported		5.89%	6.80%	5.86%	6.76%
Less:	Accelerated accretion of acquisition discounts from early payoffs of acquired loans	(0.51)%	(0.58)%	(0.34)%	(0.39)%
Core (non-GAAP measure)		5.38%	6.22%	5.52%	6.37%

The impact on the NIM from all purchase accounting items is detailed in the table below for the periods indicated:

		Three Months Ended		Three Months Ended
		March 31, 2015		December 31, 2014
			Impact on		Impact on
		Amount	NIM	Amount	NIM
		(Dollars in thousands)

Net interest income/NIM as reported		$199,075	5.89%	$194,983	5.86%
Less:	Accelerated accretion of acquisition discounts from early payoffs of acquired loans	(17,352)	(0.51)%	(11,421)	(0.34)%
	Remaining accretion of Non-PCI loan acquisition discounts	(11,245)	(0.33)%	(13,073)	(0.39)%
	Amortization of TruPS discount	1,401	0.04%	1,401	0.04%
	Accretion of time deposits premium	(1,285)	(0.04)%	(2,469)	(0.07)%
		(28,481)	(0.84)%	(25,562)	(0.76)%
Net interest income/NIM excluding purchase accounting		$170,594	5.05%	$169,421	5.10%

Noninterest Income

Noninterest income increased by $8.2 million to $20.9 million for the first quarter of 2015 compared to $12.7 million for the fourth quarter of 2014 due mostly to higher commissions and fees, gain on securities, higher dividends and gains on equity investments, and higher foreign currency translation net gains.  The increase in commissions and fees is largely the result of a servicing asset write-off made in the fourth quarter of 2014.  The gain on sale of securities was $3.3 million for the first quarter of 2015; there were no securities sold in the prior quarter. Dividends and gains on equity investments increased $1.6 million and foreign currency translation net gains increased $1.7 million from the prior quarter. These items tend to fluctuate from period to period based upon dividends received, sales of equity investments and the movement of the U.S. Dollar against various foreign currencies, especially the Euro.

The following table presents details of noninterest income for the periods indicated:

	Three Months Ended
	March 31,	December 31,	Increase
	2015	2014	(Decrease)
	(In thousands)

Noninterest Income
Service charges on deposit accounts	$2,574	$2,787	$(213)
Other commissions and fees	5,396	4,556	840
Leased equipment income	5,382	5,382	—
Gain on sale of loans and leases	—	7	(7)
Gain on securities	3,275	—	3,275
FDIC loss sharing expense, net	(4,399)	(4,360)	(39)
Other income:
Dividends and realized gains on equity investments	3,477	1,924	1,553
Foreign currency translation net gains	2,597	854	1,743
Income recognized on early repayment of leases	736	294	442
Other	1,833	1,259	574
Total noninterest income	$20,871	$12,703	$8,168

The following table presents the details of FDIC loss sharing expense for the periods indicated:

	Three Months Ended
	March 31,	December 31,	Increase
	2015	2014	(Decrease)
	(In thousands)

FDIC Loss Sharing Expense, Net
Loss on FDIC loss sharing asset	$(278)	$(525)	$247
FDIC loss sharing asset amortization, net	(4,015)	(3,795)	(220)
Net reimbursement from FDIC for
covered OREOs	(3)	63	(66)
Other	(103)	(103)	—
FDIC loss sharing expense, net	$(4,399)	$(4,360)	$(39)

Noninterest Expense

Noninterest expense decreased by $6.9 million to $84.4 million for the first quarter of 2015 compared to $91.3 million for the fourth quarter of 2014. The decrease was due mostly to lower acquisition, integration and reorganization expense of $5.4 million, lower foreclosed assets expense of $1.6 million and lower loan-related expense of $2.0 million, offset by higher compensation expense of $1.8 million. The decrease in foreclosed assets expense was mostly due to lower write-downs on existing properties.  Loan-related expense decreased due to lower expenses related to origination and work-out activities and a $1.7 million recovery of legal costs. The increase in compensation expense was from higher payroll taxes due to the tax cycle.

The following table presents details of noninterest expense for the periods indicated:

	Three Months Ended
	March 31,	December 31,	Increase
	2015	2014	(Decrease)
		(In thousands)
Noninterest Expense
Compensation	$47,737	$45,930	$1,807
Occupancy	10,600	10,745	(145)
Data processing	4,308	4,050	258
Other professional services	3,221	3,181	40
Insurance and assessments	3,025	3,115	(90)
Intangible asset amortization	1,501	1,619	(118)
Leased equipment depreciation	3,103	3,103	—
Foreclosed assets expense, net	336	1,938	(1,602)
Acquisition, integration and reorganization costs	2,000	7,381	(5,381)
Other expense:
Loan expense	339	2,365	(2,026)
Other	8,190	7,878	312
Total noninterest expense	$84,360	$91,305	$(6,945)

Income Taxes

Our overall effective income tax rate was 38.7% for the first quarter of 2015 and 37.9% for the fourth quarter of 2014.

BALANCE SHEET HIGHLIGHTS

Loans and Leases

Total loans and leases increased $389.7 million in the first quarter to $12.3 billion at March 31, 2015.   The loan and lease growth in the first quarter represents an annualized growth rate of 13.1%.

The following table presents a roll forward of the loan and lease portfolio for the periods indicated:

	Three Months Ended
	March 31,	December 31,
	2015	2014
	(In thousands)
Loan and Lease Roll Forward (1)
Beginning balance	$11,882,432	$11,574,885
Loans and leases originated and purchased	1,037,906	950,385
Existing loans and leases:
Principal repayments, net (2)	(637,288)	(620,799)
Loan and lease sales	—	(6,388)
Transfers to foreclosed assets	(394)	(9,139)
Charge-offs	(10,490)	(6,512)
Ending balance	$12,272,166	$11,882,432

(1)     Includes direct financing leases but excludes equipment leased to others under operating leases.

(2)              Includes principal repayments on existing loans, changes in revolving lines of credit (repayments and draws), loan participation sales and other changes within the loan portfolio.

The following table presents a roll forward of the loan and lease portfolio by business segment for the period indicated:

	Three Months Ended March 31, 2015
	Community	National
	Banking	Lending	Total
	(In thousands)
Loan and Lease Roll Forward by Segment
Beginning balance	$3,401,129	$8,481,303	$11,882,432
Loans and leases originated and purchased	143,200	894,706	1,037,906
Existing loans and leases:
Principal repayments, net	(192,104)	(445,184)	(637,288)
Loan and lease sales	—	—	—
Transfers to foreclosed assets	(186)	(208)	(394)
Charge-offs	(2,111)	(8,379)	(10,490)
Ending balance	$3,349,928	$8,922,238	$12,272,166

Weighted average yields on originations for the quarters ended:
March 31, 2015	5.28%	5.84%	5.76%
December 31, 2014	5.09%	5.76%	5.67%
September 30, 2014	4.73%	5.56%	5.34%
June 30, 2014	4.98%	5.86%	5.71%

The following table presents the composition of our loan and lease portfolio as of the dates indicated:

	March 31,	December 31,
	2015	2014
	(In thousands)
Loan and Lease Portfolio
Real estate mortgage:
Hospitality	$622,310	$570,634
SBA	392,704	380,890
Commercial real estate	2,742,593	2,428,794
Healthcare real estate	1,097,910	1,030,851
Multi-family	749,661	774,710
Other	209,703	411,123
Total real estate mortgage	5,814,881	5,597,002
Real estate construction:
Residential	122,338	96,749
Commercial	208,259	217,297
Total real estate construction	330,597	314,046
Commercial:
Collateralized	394,576	439,567
Unsecured	143,585	131,939
Asset-based	1,719,835	1,794,907
Cash flow	2,818,293	2,486,411
Equipment finance	914,015	969,489
SBA	42,426	47,304
Total commercial	6,032,730	5,869,617
Consumer	93,958	101,767
Total loans and leases, net of deferred fees	$12,272,166	$11,882,432

Energy-Related Credit Exposure

The continued low price of oil further weakened the exploration business during the first quarter.  Ultimately, those involved in exploration cut back on their business with support service providers.  Since almost all of our energy-related credits are in support services, several of our outstanding credits weakened during the quarter.  Updated cash flow analyses and appraisals resulted in a $6.5 million credit loss provision on several energy-related credits.

At March 31, 2015, we had 45 outstanding loan and lease relationships totaling $264.4 million to borrowers broadly involved in the energy industry. The obligors under these loans and leases either conduct mining, oil and gas extraction or provide industrial support services to such types of businesses. The collateral for these loans and leases primarily includes equipment, such as drilling and mining equipment and transportation vehicles, used directly and indirectly in these activities.  At March 31, 2015, six relationships totaling $69.3 million were on nonaccrual status and were classified.

Deposits

The following table presents the composition of our deposit portfolio as of the dates indicated:

	March 31, 2015		December 31, 2014
		% of		% of
	Amount	Total	Amount	Total
	(Dollars in thousands)
Deposit Category
Noninterest-bearing demand deposits	$3,029,463	26%	$2,931,352	25%
Interest checking deposits	739,073	6%	732,196	6%
Money market deposits	1,682,123	14%	1,709,068	15%
Savings deposits	746,741	6%	762,961	6%
Total core deposits	6,197,400	52%	6,135,577	52%
Brokered non-maturity deposits	155,976	1%	120,613	1%
Total non-maturity deposits	6,353,376	53%	6,256,190	53%
Time deposits under $100,000	2,562,078	22%	2,467,338	21%
Time deposits of $100,000 and over	3,018,721	25%	3,031,600	26%
Total time deposits	5,580,799	47%	5,498,938	47%
Total deposits	$11,934,175	100%	$11,755,128	100%

At March 31, 2015, core deposits totaled $6.2 billion, or 52% of total deposits, including $3.0 billion of noninterest-bearing demand deposits, or 26% of total deposits.  Deposits obtained from CapitalSource Division borrowers totaled $303.1 million at March 31, 2015, of which $289.9 million were core deposits.

The following table summarizes the maturities of our time deposits as of the date indicated:

	March 31, 2015
	Time Deposits	Time Deposits	Total		Estimated
	Under	$100,000	Time	Contractual	Effective
	$100,000	or More	Deposits	Rate	Rate
	(Dollars in thousands)
Time Deposit Maturities
Due in three months or less	$666,961	$741,091	$1,408,052	0.65%	0.60%
Due in over three months through six months	845,811	1,242,887	2,088,698	0.71%	0.68%
Due in over six months through twelve months	825,838	701,955	1,527,793	0.71%	0.67%
Due in over 12 months through 24 months	175,369	288,107	463,476	0.95%	0.85%
Due in over 24 months	48,099	44,681	92,780	0.99%	0.72%
Total	$2,562,078	$3,018,721	$5,580,799	0.72%	0.68%

At December 31, 2014	$2,467,338	$3,031,600	$5,498,938	0.75%	0.69%

The remaining purchase accounting premium on acquired CapitalSource time deposits was $2.4 million at March 31, 2015, of which $1.6 million will be recognized as a reduction of interest expense in the remainder of 2015.

PROVISION AND ALLOWANCE FOR CREDIT LOSSES

We made a provision for credit losses of $16.4 million in the first quarter of 2015 and $2.1 million in the fourth quarter of 2014 in accordance with our loan methodology, which takes into consideration new loan and lease fundings, commitments to make loans and leases, and underlying credit quality trends.  The first quarter provision is comprised of a $17.1 million provision for Non-PCI loans and leases and a negative provision of $0.7 million for PCI loans.  The $17.1 million provision related to Non-PCI loans and leases included $8.8 million for specific reserves and $8.3 million for the combination of portfolio growth, payoffs, and risk rating changes.  Of the $8.8 million of net provision for specific reserves, $6.5 million related to newly impaired energy-related leases. The negative provision for PCI loans results from increases in expected cash flows on such loans, which have a net carrying value of $254.3 million at March 31, 2015.

The following tables show roll forwards of the allowance for credit losses for the first quarter of 2015 and fourth quarter of 2014:

	Three Months Ended March 31, 2015
	Non-PCI
	Loans and	Unfunded	Total	PCI
	Leases	Commitments	Non-PCI	Loans	Total
	(In thousands)
Allowance for Credit Losses Rollforward
Beginning balance	$70,456	$6,311	$76,767	$13,999	$90,766
Charge-offs	(9,911)	—	(9,911)	(579)	(10,490)
Recoveries	2,531	—	2,531	11	2,542
Net (charge-offs) recoveries	(7,380)	—	(7,380)	(568)	(7,948)
Provision (negative provision)	16,604	563	17,167	(733)	16,434
Ending balance	$79,680	$6,874	$86,554	$12,698	$99,252

	Three Months Ended December 31, 2014
	Non-PCI
	Loans and	Unfunded	Total	PCI
	Leases	Commitments	Non-PCI	Loans	Total
	(In thousands)
Allowance for Credit Losses Rollforward
Beginning balance	$63,084	$5,913	$68,997	$18,815	$87,812
Charge-offs	(1,647)	—	(1,647)	(4,865)	(6,512)
Recoveries	6,688	—	6,688	715	7,403
Net charge-offs	5,041	—	5,041	(4,150)	891
Provision (negative provision)	2,331	398	2,729	(666)	2,063
Ending balance	$70,456	$6,311	$76,767	$13,999	$90,766

Non-PCI loans and leases include $5.9 billion of originated loans and leases that were not obtained through acquisitions. The allowance related to these loans and leases totals $70.7 million, or 1.20% of the outstanding balance.

All acquired loans are recorded initially at their estimated fair value with such initial fair value including an estimate of credit losses. Two additional credit coverage ratios shown in the table below are presented to give an indication of overall credit risk coverage:

	March 31, 2015				December 31, 2014
	Non-PCI				Non-PCI
	Loans and	Allowance/		Coverage	Loans and	Allowance/		Coverage
	Leases	Discount		Ratio	Leases	Discount		Ratio
	(Dollars in thousands)

Credit Risk Coverage Ratios (Excludes PCI Loans)
Ending balance	$12,047,946	$86,554		0.72%	$11,613,832	$76,767		0.66%
Acquired loans	(6,152,731)	(8,962	)(1)		(6,562,267)	(4,184	)(1)
Adjusted balance	$5,895,215	$77,592		1.32%	$5,051,565	$72,583		1.44%

Ending balance	$12,047,946	$86,554		0.72%	$11,613,832	$76,767		0.66%
Unamortized net discount	130,845	130,845	(2)		156,428	156,428	(2)
Adjusted balance	$12,178,791	$217,399		1.79%	$11,770,260	$233,195		1.98%

(1) Allowance attributed to $6.2 billion and $6.6 billion of acquired Non-PCI loans at March 31, 2015 and December 31, 2014, based on the allowance calculation that includes an amount for credit deterioration on acquired loans and leases since their acquisition dates.

(2) Unamortized net discount relates to $6.2 billion and $6.6 billion of acquired Non-PCI loans at March 31, 2015 and December 31, 2014, and is assigned specifically to those loans only.  Such discount represents the acquisition date fair value adjustment based on market, liquidity, and interest rate risk in addition to credit risk and is being accreted to interest income over the remaining life of the respective loans.

The decrease in coverage ratios results from the combination of newly originated loans being provided for at a rate lower than the current coverage ratio and normal and accelerated accretion of unamortized discount.

CREDIT QUALITY

The following table presents our Non-PCI loan and lease credit quality metrics as of the dates indicated:

	March 31,	December 31,
	2015	2014
	(Dollars in thousands)

Non-PCI Credit Quality Metrics
Allowance for credit losses	$86,554	$76,767
Nonaccrual loans and leases (1)	139,334	83,621
Classified loans and leases (2)	333,182	242,611
Performing restructured loans	35,975	35,244
Net charge-offs (recoveries) (for the quarter)	7,380	(5,041)
Provision for credit losses (for the quarter)	17,167	2,729
Allowance for credit losses to loans and leases	0.72%	0.66%
Allowance for credit losses to nonaccrual loans and leases	62.1%	91.8%
Nonperforming assets to loans and leases and foreclosed assets	1.45%	1.09%
Classified loans and leases to loans and leases	2.77%	2.09%

(1) At March 31, 2015 and December 31, 2014 includes $62.7 million and $22.9 million of acquired loans and leases with no allowance due to fair value accounting.

(2) Classified loans and leases are those with a credit risk rating of substandard or doubtful.

Energy-related loans and leases classified and placed on nonaccrual during the quarter totaled $69.9 million.  First quarter net charge-offs of $7.4 million include $5.0 million on energy-related credits.

The following table presents our Non-PCI nonaccrual loans and leases and accruing loans and leases past due between 30 and 89 days by portfolio segment and class as of the dates indicated:

	Nonaccrual Loans and Leases				Accruing and
	March 31, 2015		December 31, 2014		30-89 Days Past Due
		% of		% of	March 31,	December 31,
		Loan		Loan	2015	2014
	Balance	Category	Balance	Category	Balance	Balance
	(Dollars in thousands)
Real estate mortgage:
Hospitality	$8,088	1%	$6,366	1%	$—	$—
SBA	10,919	3%	11,141	3%	3,310	3,339
Other	18,328	—	20,105	—	3,009	4,769
Total real estate mortgage	37,335	1%	37,612	1%	6,319	8,108
Real estate construction:
Residential	379	—	381	—	—	—
Commercial	453	—	1,178	1%	—	—
Total real estate construction	832	—	1,559	1%	—	—
Commercial:
Collateralized	3,601	1%	5,450	1%	1,397	93
Unsecured	594	—	639	—	—	69
Asset-based	4,159	—	4,574	—	—	—
Cash flow	15,172	1%	15,964	1%	—	—
Equipment finance	71,039	8%	11,131	1%	7,751	2,339
SBA	3,128	7%	3,207	7%	614	26
Total commercial	97,693	2%	40,965	1%	9,762	2,527
Consumer	3,474	4%	3,485	3%	9	50
Total Non-PCI loans and leases (1)	$139,334	1%	$83,621	1%	$16,090	$10,685

(1) Includes leases and loans to companies involved in the energy industry of $69.3 million and $6.8 million at March 31, 2015 and December 31, 2014, respectively. There were $0.7 million and no energy-related leases accruing and 30-89 days past due at March  31, 2015 and December 31, 2014, respectively.

The following table presents our nonperforming assets as of the dates indicated:

	March 31,	December 31,
	2015	2014
	(Dollars in thousands)

Nonperforming Assets
Nonaccrual Non-PCI loans and leases	$139,334	$83,621
Nonaccrual PCI Loans (1)	23,331	25,264
Total nonaccrual loans and leases	162,665	108,885
Foreclosed assets, net	35,940	43,721
Total nonperforming assets	$198,605	$152,606

Nonperforming assets to loans and leases and foreclosed assets	1.61%	1.28%

(1) Represents legacy CapitalSource borrowing relationships placed on nonaccrual status as of the acquisition date.

SQUARE 1 FINANCIAL, INC. MERGER ANNOUNCEMENT

On March 2, 2015, PacWest announced the signing of a definitive agreement and plan of merger (the “Agreement”) whereby PacWest and Square 1 Financial, Inc. (“Square 1”) will merge in a transaction valued at approximately $849 million.  The combined company will be called PacWest Bancorp and the combined subsidiary bank will be called Pacific Western Bank.  The Square 1 lending operations will continue to do business under the name Square 1 as a division of Pacific Western Bank.

Under the terms of the Agreement, Square 1 stockholders will receive 0.5997 shares of PacWest common stock for each share of Square 1 common stock and holders of stock options, restricted stock units, and warrants will receive cash based on the approximate value of the merger consideration. The total value of the per share merger consideration was $27.49, based on the closing price of PacWest common stock on February 27, 2015, the last trading day before the transaction was announced, of $45.84.

As of December 31, 2014, on a pro forma consolidated basis, the combined company would have had approximately $19.8 billion in assets with 80 branches throughout California and one in North Carolina. The combined institution would be the 6th largest publicly-owned bank headquartered in California.

The transaction, currently expected to close in the fourth quarter of 2015, is subject to customary conditions, including the approval of bank regulatory authorities and the Square 1 stockholders.

ABOUT PACWEST BANCORP

PacWest Bancorp is a bank holding company with over $16 billion in assets with one wholly-owned banking subsidiary, Pacific Western Bank (“Pacific Western”). Through 80 full-service branches located throughout the state of California, Pacific Western provides commercial banking services, including real estate, construction, and commercial loans, to small and medium-sized businesses. Pacific Western and its CapitalSource Division deliver the full spectrum of financing solutions nationwide across numerous industries and property types. For more information about PacWest Bancorp, visit www.pacwestbancorp.com, or to learn more about Pacific Western Bank, visit www.pacificwesternbank.com.

FORWARD LOOKING STATEMENTS

This release contains certain “forward-looking statements” about the Company and its subsidiaries within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, strategies, goals, and projections and including statements about our expectations regarding our pending merger between the Company and Square 1, profitability, deposit growth, and effective tax rates. All statements contained in this release that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “intend,” “believe,” “forecast,” “expect,” “estimate,” “plan,” “continue,” “will,” “should,” “look forward” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements (including statements regarding future financial and operating results and future transactions and their results) involve risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance or achievements. Actual results could differ materially from those contained or implied by such forward-looking statements for a variety of factors, including without limitation:

•                  the Company’s ability to complete future acquisitions, including the Square 1 merger, and to successfully integrate such acquired entities or achieve expected benefits, synergies and/or operating efficiencies within expected time frames or at all;

•                  the Company’s ability to obtain regulatory approvals and meet other closing conditions to the Square 1 merger on the expected terms and schedule;

•                  delay in closing the Square 1 merger;

•                  business disruption following the proposed Square 1 merger;

•                  changes in the Company’s stock price before completion of the Square 1 merger, including as a result of the financial performance of the Company or Square 1 prior to closing;

•                  the reaction to the Square 1 merger of the companies’ customers, employees and counterparties;

•                  changes in economic or competitive market conditions could negatively impact investment or lending opportunities or product pricing and services;

•                  deteriorations in credit and other markets;

•                  higher than anticipated loan and lease losses;

•                  sustained reduction in real estate markets could negatively impact the value of our collateral and our borrowers’ ability to repay loans;

•                  a change in the interest rate environment reduces interest margins;

•                  lower than expected revenues;

•                  asset/liability repricing risks and liquidity risks reduces interest margins and the value of investments;

•                  increased costs to manage and sell foreclosed assets;

•                  legislative or regulatory requirements or changes adversely affected the Company’s business, including an increase to capital requirements;

•                  regulatory approvals for any capital activities cannot be obtained on the terms expected or on the anticipated schedule;

•                  changes in tax laws or regulations affecting our business;

•                  our inability to generate sufficient earnings;

•                  tax planning or disallowance of tax benefits by tax authorities;

•                  changes in tax filing jurisdictions or entity classifications; and

•                  other risk factors described in documents filed by PacWest with the U.S. Securities and Exchange Commission (“SEC”).

All forward-looking statements included in this release are based on information available at the time of the release. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

Investors and security holders are urged to carefully review and consider each of PacWest Bancorp’s and Square 1’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by PacWest with the SEC may be obtained free of charge at PacWest’s website at www.pacwestbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from PacWest by requesting them in writing to PacWest Bancorp, c/o Pacific Western Bank, 130 S. State College Blvd., Brea, CA 92821, Attention: Investor Relations, telephone (714) 671-6800, or via e-mail to investor-relations@pacwestbancorp.com.

The documents filed by Square 1 with the SEC may be obtained free of charge at Square 1’s website at www.square1bank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Square 1 by requesting them in writing to Square 1 Financial, c/o Square 1 Bank, 406 Blackwell Street, Suite 240, Durham, NC 27701; Attention: Investor Relations, or by telephone at Phone: (866) 355-0468.

PacWest intends to file a registration statement with the SEC which will include a proxy statement of Square 1 and a prospectus of PacWest, and each party will file other documents regarding the proposed transaction with the SEC.  Before making any voting or investment decision, investors and security holders of Square 1 are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive proxy statement/prospectus will be sent to the stockholders of Square 1 seeking any required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from PacWest or Square 1 by writing to the addresses provided for each company set forth in the paragraphs above.

PacWest, Square 1, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Square 1 stockholders in favor of the approval of the transaction.  Information about the directors and executive officers of PacWest and their ownership of PacWest common stock is set forth in the proxy statement for PacWest’s 2015 annual meeting of stockholders, as previously filed with the SEC.  Information about the directors and executive officers of Square 1 and their ownership of Square 1 common stock is set forth in the proxy statement for Square 1’s 2014 annual meeting of stockholders, as previously filed with the SEC.  Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.

PACWEST BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

	March 31,	December 31,
	2015	2014
	(Dollars in thousands, except per share data)
ASSETS:
Cash and due from banks	$140,873	$164,757
Interest-earning deposits in financial institutions	250,981	148,469
Total cash and cash equivalents	391,854	313,226

Securities available-for-sale, at estimated fair value	1,595,409	1,567,177
Federal Home Loan Bank stock, at cost	28,905	40,609
Total investment securities	1,624,314	1,607,786

Non-PCI loans and leases	12,047,946	11,613,832
PCI loans	254,346	290,852
Total gross loans and leases	12,302,292	11,904,684
Deferred fees and costs	(30,126)	(22,252)
Total loans and leases, net of deferred fees	12,272,166	11,882,432
Allowance for loan and lease losses	(92,378)	(84,455)
Total loans and leases, net	12,179,788	11,797,977

Equipment leased to others under operating leases	119,959	122,506
Premises and equipment, net	36,022	36,551
Foreclosed assets, net	35,940	43,721
Deferred tax asset, net	236,065	284,411
Goodwill	1,728,380	1,720,479
Core deposit and customer relationship intangibles, net	15,703	17,204
Other assets	275,915	290,939
Total assets	$16,643,940	$16,234,800

LIABILITIES:
Noninterest-bearing deposits	$3,029,463	$2,931,352
Interest-bearing deposits	8,904,712	8,823,776
Total deposits	11,934,175	11,755,128
Borrowings	618,156	383,402
Subordinated debentures	431,448	433,583
Accrued interest payable and other liabilities	126,800	156,262
Total liabilities	13,110,579	12,728,375
STOCKHOLDERS’ EQUITY (1)	3,533,361	3,506,425
Total liabilities and stockholders’ equity	$16,643,940	$16,234,800

(1) Includes net unrealized gain on securities available-for-sale, net	$28,744	$26,380

Book value per share	$34.29	$34.04
Tangible book value per share	$17.36	$17.17

Shares outstanding (includes unvested restricted shares of 1,129,445 at March 31, 2015 and 1,108,505 at December 31, 2014)	103,044,257	103,022,017

PACWEST BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2014	2014
	(Dollars in thousands, except per share data)
Interest income:
Loans and leases	$202,097	$197,472	$77,463
Investment securities	12,195	12,205	10,823
Deposits in financial institutions	22	19	74
Total interest income	214,314	209,696	88,360

Interest expense:
Deposits	10,479	9,972	1,225
Borrowings	235	144	79
Subordinated debentures	4,525	4,597	1,041
Total interest expense	15,239	14,713	2,345

Net interest income	199,075	194,983	86,015
Provision (negative provision) for credit losses	16,434	2,063	(644)
Net interest income after provision for credit losses	182,641	192,920	86,659

Noninterest income:
Service charges on deposit accounts	2,574	2,787	3,002
Other commissions and fees	5,396	4,556	1,932
Leased equipment income	5,382	5,382	—
Gain on sale of loans and leases	—	7	106
Gain on securities	3,275	—	4,752
FDIC loss sharing expense, net	(4,399)	(4,360)	(11,430)
Other income	8,643	4,331	6,329
Total noninterest income	20,871	12,703	4,691

Noninterest expense:
Compensation	47,737	45,930	28,627
Occupancy	10,600	10,745	7,595
Data processing	4,308	4,050	2,540
Other professional services	3,221	3,181	1,523
Insurance and assessments	3,025	3,115	1,593
Intangible asset amortization	1,501	1,619	1,364
Leased equipment depreciation	3,103	3,103	—
Foreclosed assets expense (income), net	336	1,938	(1,861)
Acquisition, integration and reorganization costs	2,000	7,381	2,200
Other expense	8,529	10,243	6,583
Total noninterest expense	84,360	91,305	50,164

Earnings from continuing operations before taxes	119,152	114,318	41,186
Income tax expense	(46,073)	(43,261)	(15,281)
Net earnings from continuing operations	73,079	71,057	25,905

Loss from discontinued operations before taxes	—	(105)	(1,413)
Income tax benefit	—	47	588
Net loss from discontinued operations	—	(58)	(825)

Net earnings	$73,079	$70,999	$25,080

Basic and diluted earnings per share	$0.71	$0.69	$0.55

PACWEST BANCORP AND SUBSIDIARIES

AVERAGE BALANCE SHEET AND YIELD ANALYSIS

	Three Months Ended
	March 31, 2015			December 31, 2014			March 31, 2014
		Interest	Average		Interest	Average		Interest	Average
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Cost	Balance	Expense	Cost	Balance	Expense	Cost
	(Dollars in thousands)
Assets:
PCI loans	$260,648	$10,165	15.82%	$311,061	$11,247	14.34%	$339,329	$18,264	21.83%
Non-PCI loans and leases	11,795,034	191,932	6.60%	11,275,512	186,225	6.55%	3,891,990	59,199	6.17%
Total loans and leases	12,055,682	202,097	6.80%	11,586,573	197,472	6.76%	4,231,319	77,463	7.42%
Investment securities (1)	1,613,422	12,195	3.07%	1,591,839	12,205	3.04%	1,512,694	10,823	2.90%
Deposits in financial institutions	32,761	22	0.27%	26,971	19	0.28%	118,682	74	0.25%
Total interest-earning assets	13,701,865	214,314	6.34%	13,205,383	209,696	6.30%	5,862,695	88,360	6.11%
Other assets	2,594,775			2,687,378			650,681
Total assets	$16,296,640			$15,892,761			$6,513,376

Liabilities and Stockholders’ Equity:
Interest checking	$726,748	194	0.11%	$702,498	194	0.11%	$627,493	78	0.05%
Money market	1,836,094	945	0.21%	1,788,341	932	0.21%	1,451,964	618	0.17%
Savings	756,578	571	0.31%	761,073	572	0.30%	223,074	14	0.03%
Time	5,481,886	8,769	0.65%	5,427,687	8,274	0.60%	666,463	515	0.31%
Total interest-bearing deposits	8,801,306	10,479	0.48%	8,679,599	9,972	0.46%	2,968,994	1,225	0.17%
Borrowings	424,061	235	0.22%	214,053	144	0.27%	18,176	79	1.76%
Subordinated debentures	432,603	4,525	4.24%	433,859	4,597	4.20%	132,696	1,041	3.18%
Total interest-bearing liabilities	9,657,970	15,239	0.64%	9,327,511	14,713	0.63%	3,119,866	2,345	0.30%
Noninterest-bearing demand deposits	2,949,719			2,900,388			2,374,325
Other liabilities	155,608			164,571			198,937
Total liabilities	12,763,297			12,392,470			5,693,128
Stockholders’ equity	3,533,343			3,500,291			820,248
Total liabilities and stockholders’ equity	$16,296,640			$15,892,761			$6,513,376
Net interest income		$199,075			$194,983			$86,015
Net interest spread			5.70%			5.67%			5.81%
Net interest margin			5.89%			5.86%			5.95%

Total deposits (2)	$11,751,025	$10,479	0.36%	$11,579,987	$9,972	0.34%	$5,343,319	$1,225	0.09%
Funding sources (3)	$12,607,689	$15,239	0.49%	$12,227,899	$14,713	0.48%	$5,494,191	$2,345	0.17%

(1)   The tax equivalent yield on investment securities was 3.52%, 3.45%, and 3.35% for the three months ended March 31, 2015, December 31, 2014, and March 31, 2014.

(2)   Total deposits is the sum of interest-bearing deposits and noninterest-bearing demand deposits.  The cost of total deposits is calculated as annualized interest expense on deposits divided by average total deposits.

(3)   Funding sources is the sum of interest-bearing liabilities and noninterest-bearing demand deposits. The cost of funding sources is calculated as annualized total interest expense divided by average funding sources.

PACWEST BANCORP AND SUBSIDIARIES

FIVE QUARTER BALANCE SHEET

	March 31,	December 31,	September 30,	June 30,	March 31,
	2015	2014	2014	2014	2014
	(Dollars in thousands, except per share data)
ASSETS:
Cash and due from banks	$140,873	$164,757	$145,463	$243,583	$113,508
Interest-earning deposits in financial institutions	250,981	148,469	115,399	119,782	228,579
Total cash and cash equivalents	391,854	313,226	260,862	363,365	342,087

Securities available-for-sale	1,595,409	1,567,177	1,539,681	1,552,115	1,477,473
Federal Home Loan Bank stock, at cost	28,905	40,609	45,602	49,983	25,000
Total investment securities	1,624,314	1,607,786	1,585,283	1,602,098	1,502,473

Non-PCI loans and leases	12,047,946	11,613,832	11,239,964	10,802,053	3,828,569
PCI loans	254,346	290,852	351,431	398,471	332,516
Total gross loans and leases	12,302,292	11,904,684	11,591,395	11,200,524	4,161,085
Deferred fees and costs	(30,126)	(22,252)	(16,510)	(10,419)	(18)
Total loans and leases, net of deferred fees	12,272,166	11,882,432	11,574,885	11,190,105	4,161,067
Allowance for loan and lease losses	(92,378)	(84,455)	(81,899)	(82,149)	(81,180)
Total loans and leases, net	12,179,788	11,797,977	11,492,986	11,107,956	4,079,887

Equipment leased to others under operating leases	119,959	122,506	125,119	127,289	—
Premises and equipment, net	36,022	36,551	38,368	40,440	29,908
Foreclosed assets, net	35,940	43,721	40,524	53,821	50,895
Deferred tax asset, net	236,065	284,411	331,176	342,105	72,683
Goodwill	1,728,380	1,720,479	1,722,129	1,725,153	208,743
Core deposit and customer relationship intangibles, net	15,703	17,204	18,822	20,431	15,884
Other assets	275,915	290,939	323,076	302,208	215,293
Total assets	$16,643,940	$16,234,800	$15,938,345	$15,684,866	$6,517,853

LIABILITIES:
Noninterest-bearing deposits	$3,029,463	$2,931,352	$2,842,488	$2,701,434	$2,391,609
Interest-bearing deposits	8,904,712	8,823,776	8,680,949	8,966,363	2,977,799
Total deposits	11,934,175	11,755,128	11,523,437	11,667,797	5,369,408
Borrowings	618,156	383,402	363,672	4,596	5,748
Subordinated debentures	431,448	433,583	433,545	434,878	132,790
Accrued interest payable and other liabilities	126,800	156,262	139,445	139,663	176,205
Total liabilities	13,110,579	12,728,375	12,460,099	12,246,934	5,684,151
STOCKHOLDERS’ EQUITY (1)	3,533,361	3,506,425	3,478,246	3,437,932	833,702
Total liabilities and stockholders’ equity	$16,643,940	$16,234,800	$15,938,345	$15,684,866	$6,517,853

(1) Includes net unrealized gain on securities available-for-sale, net	$28,744	$26,380	$20,821	$20,121	$6,825

Book value per share	$34.29	$34.04	$33.76	$33.37	$18.21
Tangible book value per share	$17.36	$17.17	$16.86	$16.43	$13.31

Shares outstanding (includes unvested restricted shares)	103,044,257	103,022,017	103,027,830	103,033,449	45,777,580

PACWEST BANCORP AND SUBSIDIARIES

FIVE QUARTER STATEMENT OF EARNINGS

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2015	2014	2014	2014	2014
	(Dollars in thousands, except per share data)
Interest income:
Loans and leases	$202,097	$197,472	$189,961	$192,201	$77,463
Investment securities	12,195	12,205	12,331	11,986	10,823
Deposits in financial institutions	22	19	64	176	74
Total interest income	214,314	209,696	202,356	204,363	88,360

Interest expense:
Deposits	10,479	9,972	8,822	7,313	1,225
Borrowings	235	144	74	199	79
Subordinated debentures	4,525	4,597	4,614	4,318	1,041
Total interest expense	15,239	14,713	13,510	11,830	2,345

Net interest income	199,075	194,983	188,846	192,533	86,015
Provision (negative provision) for credit losses	16,434	2,063	5,050	5,030	(644)
Net interest income after provision for credit losses	182,641	192,920	183,796	187,503	86,659

Noninterest income:
Service charges on deposit accounts	2,574	2,787	2,725	2,719	3,002
Other commissions and fees	5,396	4,556	6,371	5,743	1,932
Leased equipment income	5,382	5,382	5,615	5,672	—
Gain (loss) on sale of loans and leases	—	7	973	(485)	106
Gain on securities	3,275	—	—	89	4,752
FDIC loss sharing expense, net	(4,399)	(4,360)	(7,415)	(8,525)	(11,430)
Other income	8,643	4,331	8,045	3,266	6,329
Total noninterest income	20,871	12,703	16,314	8,479	4,691

Noninterest expense:
Compensation	47,737	45,930	45,861	45,081	28,627
Occupancy	10,600	10,745	11,188	11,078	7,595
Data processing	4,308	4,050	3,929	4,099	2,540
Other professional services	3,221	3,181	3,687	2,843	1,523
Insurance and assessments	3,025	3,115	3,020	3,179	1,593
Intangible asset amortization	1,501	1,619	1,608	1,677	1,364
Leased equipment depreciation	3,103	3,103	2,961	3,095	—
Foreclosed assets expense (income), net	336	1,938	4,827	497	(1,861)
Acquisition, integration and reorganization costs	2,000	7,381	5,193	86,242	2,200
Other expense	8,529	10,243	12,649	11,409	6,583
Total noninterest expense	84,360	91,305	94,923	169,200	50,164

Earnings from continuing operations before taxes	119,152	114,318	105,187	26,782	41,186
Income tax expense	(46,073)	(43,261)	(42,911)	(15,552)	(15,281)
Net earnings from continuing operations	73,079	71,057	62,276	11,230	25,905

Loss from discontinued operations before taxes	—	(105)	(8)	(1,151)	(1,413)
Income tax benefit	—	47	3	476	588
Net loss from discontinued operations	—	(58)	(5)	(675)	(825)

Net earnings	$73,079	$70,999	$62,271	$10,555	$25,080

Basic and diluted earnings per share	$0.71	$0.69	$0.60	$0.10	$0.55

PACWEST BANCORP AND SUBSIDIARIES

FIVE QUARTER SELECTED FINANCIAL DATA

	At or For the Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2015	2014	2014	2014	2014
	(Dollars in thousands)
Performance Ratios - GAAP:
Annualized return on average assets	1.82%	1.77%	1.57%	0.28%	1.56%
Annualized return on average equity	8.39%	8.05%	7.13%	1.31%	12.40%
Yield on loans and leases	6.80%	6.76%	6.68%	7.34%	7.42%
Yield on interest-earning assets	6.34%	6.30%	6.19%	6.62%	6.11%
Cost of total deposits	0.36%	0.34%	0.30%	0.26%	0.09%
Cost of time deposits	0.65%	0.60%	0.51%	0.42%	0.31%
Cost of interest-bearing liabilities	0.64%	0.63%	0.58%	0.52%	0.30%
Cost of funding sources	0.49%	0.48%	0.44%	0.41%	0.17%
Net interest rate spread	5.70%	5.67%	5.61%	6.10%	5.81%
Net interest margin	5.89%	5.86%	5.78%	6.24%	5.95%
Annualized noninterest expense as a percentage of average assets	2.10%	2.28%	2.40%	4.51%	3.12%
Efficiency ratio	38.4%	44.0%	46.3%	84.2%	55.3%

Performance Ratios - Non-GAAP:
Annualized adjusted return on average assets	1.57%	1.70%	1.71%	1.69%	1.39%
Annualized adjusted return on average equity	7.22%	7.71%	7.75%	7.84%	11.05%
Annualized return on average tangible equity	16.50%	16.00%	14.36%	2.65%	17.10%
Annualized adjusted return on average tangible equity	14.21%	15.33%	15.60%	15.89%	15.24%
Core net interest margin	5.38%	5.52%	5.64%	5.74%	5.42%
Adjusted efficiency ratio	40.4%	41.7%	43.1%	42.7%	56.3%

Average Balances:
Average loans and leases	$12,055,682	$11,586,573	$11,285,689	$10,500,521	$4,231,319
Average interest-earning assets	13,701,865	13,205,383	12,969,776	12,383,464	5,862,695
Average total assets	16,296,640	15,892,761	15,716,539	15,037,101	6,513,376
Average noninterest-bearing deposits	2,949,719	2,900,388	2,778,260	2,546,540	2,374,325
Average interest-bearing deposits	8,801,306	8,679,599	8,778,642	8,629,482	2,968,994
Average total deposits	11,751,025	11,579,987	11,556,902	11,176,022	5,343,319
Average borrowings and subordinated debentures	856,664	647,912	531,336	449,865	150,872
Average interest-bearing liabilities	9,657,970	9,327,511	9,309,978	9,079,347	3,119,866
Average funding sources	12,607,689	12,227,899	12,088,238	11,625,887	5,494,191
Average stockholders’ equity	3,533,343	3,500,291	3,465,119	3,233,018	820,248

PACWEST BANCORP AND SUBSIDIARIES

FIVE QUARTER SELECTED FINANCIAL DATA

	At or For the Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2015	2014	2014	2014	2014
	(Dollars in thousands)
Non-PCI Credit Quality:
Allowance for credit losses to loans and leases	0.72%	0.66%	0.61%	0.67%	1.75%
Allowance for credit losses to nonaccrual loans and leases	62%	92%	78%	75%	115%
Nonaccrual loans and leases to loans and leases	1.16%	0.72%	0.79%	0.90%	1.52%
Nonperforming assets to loans and leases and foreclosed assets	1.45%	1.09%	1.15%	1.39%	2.81%
Nonperforming assets to total assets	1.05%	0.78%	0.81%	0.96%	1.67%
Trailing twelve month net charge-offs to average loans and leases	0.07%	0.02%	0.09%	0.05%	0.13%

PacWest Bancorp Consolidated Capital Ratios:
Tier 1 leverage capital ratio	11.74%	12.34%	12.17%	12.40%	11.73%
Common equity tier 1 capital ratio	12.35%	N/A	N/A	N/A	N/A
Tier 1 risk-based capital ratio	12.35%	13.16%	13.24%	13.15%	16.16%
Total risk-based capital ratio	15.90%	16.07%	16.24%	16.25%	17.42%
Tangible common equity ratio (non-GAAP measure)	12.01%	12.20%	12.24%	12.14%	9.68%

Pacific Western Bank Capital Ratios:
Tier 1 leverage capital ratio	11.53%	11.70%	11.74%	11.71%	10.88%
Common equity tier 1 capital ratio	12.15%	N/A	N/A	N/A	N/A
Tier 1 risk-based capital ratio	12.15%	12.46%	12.74%	12.58%	15.00%
Total risk-based capital ratio	12.88%	13.16%	13.44%	13.32%	16.25%
Tangible common equity ratio (non-GAAP measure)	11.32%	11.51%	11.60%	11.40%	10.92%

PACWEST BANCORP AND SUBSIDIARIES

NET EARNINGS PER SHARE CALCULATIONS

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2014	2014
	(Dollars in thousands, except per share data)
Basic Earnings Per Share:
Net earnings from continuing operations	$73,079	$71,057	$25,905
Less: earnings allocated to unvested restricted stock (1)	(819)	(810)	(500)
Net earnings from continuing operations allocated to common shares	72,260	70,247	25,405
Net earnings from discontinued operations allocated to common shares	—	(57)	(804)
Net earnings allocated to common shares	$72,260	$70,190	$24,601

Weighted-average basic shares and unvested restricted stock outstanding	103,035	103,045	45,799
Less: weighted-average unvested restricted stock outstanding	(1,122)	(1,132)	(1,148)
Weighted-average basic shares outstanding	101,913	101,913	44,651

Basic earnings per share:
Net earnings from continuing operations	$0.71	$0.69	$0.57
Net earnings from discontinued operations	—	—	(0.02)
Net earnings	$0.71	$0.69	$0.55

Diluted Earnings Per Share:
Net earnings from continuing operations allocated to common shares	$72,260	$70,247	$25,405
Net earnings from discontinued operations allocated to common shares	—	(57)	(804)
Net earnings allocated to common shares	$72,260	$70,190	$24,601

Weighted-average basic shares outstanding	101,913	101,913	44,651

Diluted earnings per share:
Net earnings from continuing operations	$0.71	$0.69	$0.57
Net earnings from discontinued operations	—	—	(0.02)
Net earnings	$0.71	$0.69	$0.55

(1) Represents cash dividends paid to holders of unvested stock, net of estimated forfeitures, plus undistributed earnings amounts available to holders of unvested restricted stock, if any.

GAAP TO NON-GAAP RECONCILIATION

This press release contains certain non-GAAP financial disclosures for adjusted net earnings, adjusted return on average assets, adjusted return on average equity, return on average tangible equity, adjusted return on average tangible equity, tangible common equity amounts and ratios, tangible book value per share, adjusted efficiency ratio, core net interest margin, and operating expense as a percentage of average assets. The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company’s operational performance and to enhance investors’ overall understanding of such financial performance:

•                                          Adjusted net earnings: To calculate adjusted net earnings, we exclude from net earnings primarily income statement items for which the related assets or liabilities have been completely resolved and are no longer on the balance sheet.  As analysts and investors view this measure as an indicator of the Company’s ability to generate recurring earnings, we disclose this amount in addition to net earnings.

•                                          Adjusted return on average assets, adjusted return on average equity, return on average tangible equity, adjusted return on average tangible equity, tangible common equity amounts and ratios, and tangible book value per share: Given that the use of these measures is prevalent among banking regulators, investors and analysts, we disclose them in addition to return on average assets, return on average equity, equity-to-assets ratio, and book value per share, respectively.

•                                          Adjusted efficiency ratio: We disclose this measure in addition to efficiency ratio as it shows the trend in recurring overhead-related noninterest expense relative to recurring net revenues.

Please refer to the tables on the following pages for a presentation of performance ratios in accordance with GAAP and a reconciliation of the non-GAAP financial measures to the GAAP financial measures.

PACWEST BANCORP AND SUBSIDIARIES

GAAP TO NON-GAAP RECONCILIATION

(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2014	2014
	(Dollars in thousands)
Adjusted Net Earnings and Related Ratios
Reported net earnings	$73,079	$70,999	$25,080
Less: Tax benefit on discontinued operations	—	(47)	(588)
Add: Tax expense on continuing operations	46,073	43,261	15,281
Reported pre-tax earnings	119,152	114,213	39,773
Add: Acquisition, integration and reorganization costs	2,000	7,381	2,200
Less: FDIC loss sharing expense, net	(4,399)	(4,360)	(11,430)
Gain on sale of loans and leases	—	7	106
Gain on securities	3,275	—	4,752
Covered OREO (expense) income, net	19	(176)	1,615
Gain on sale of owned office building	—	—	1,570
Adjusted pre-tax earnings before accelerated discount accretion	122,257	126,123	45,360
Less: Accelerated discount accretion from early payoffs of acquired loans	17,352	11,421	7,655
Adjusted pre-tax earnings	104,905	114,702	37,705
Tax expense (1)	(41,962)	(46,684)	(15,346)
Adjusted net earnings (2)	$62,943	$68,018	$22,359

Average assets	$16,296,640	$15,892,761	$6,513,376

Average stockholders’ equity	$3,533,343	$3,500,291	$820,248
Less: Average intangible assets	1,737,441	1,739,977	225,294
Average tangible common equity	$1,795,902	$1,760,314	$594,954

Annualized return on average assets (3)	1.82%	1.77%	1.56%
Annualized adjusted return on average assets (4)	1.57%	1.70%	1.39%
Annualized return on average equity (5)	8.39%	8.05%	12.40%
Annualized adjusted return on average equity (6)	7.22%	7.71%	11.05%
Annualized return on average tangible equity (7)	16.50%	16.00%	17.10%
Annualized adjusted return on average tangible equity (8)	14.21%	15.33%	15.24%

(1)    Full-year expected effective rate of 40.0% used for 2015 period and actual effective rate of 40.7% used for 2014 periods.

(2)    When the provision for credit losses is excluded, adjusted net earnings are $72.8 million and $69.2 million for the quarters ended March 31, 2015 and December 31, 2014, respectively.

(3)    Annualized net earnings divided by average assets.

(4)    Annualized adjusted net earnings divided by average assets.

(5)    Annualized net earnings divided by average stockholders’ equity.

(6)    Annualized adjusted net earnings divided by average stockholders’ equity.

(7)    Annualized net earnings divided by average tangible common equity.

(8)    Annualized adjusted net earnings divided by average tangible common equity.

PACWEST BANCORP AND SUBSIDIARIES

GAAP TO NON-GAAP RECONCILIATION

(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2015	2014	2014
	(Dollars in thousands)
Adjusted Efficiency Ratio

Noninterest expense	$84,360	$91,305	$50,164
Less: Acquisition, integration, and reorganization costs	2,000	7,381	2,200
Covered OREO expense (income), net	(19)	176	(1,615)
Adjusted noninterest expense	$82,379	$83,748	$49,579

Net interest income	$199,075	$194,983	$86,015
Noninterest income	20,871	12,703	4,691
Net revenues	219,946	207,686	90,706
Less: FDIC loss sharing expense, net	(4,399)	(4,360)	(11,430)
Gain on sale of loans and leases	—	7	106
Gain on securities	3,275	—	4,752
Gain on sale of owned office building	—	—	1,570
Accelerated discount accretion from early payoffs of acquired loans	17,352	11,421	7,655
Adjusted net revenues	$203,718	$200,618	$88,053

Base efficiency ratio (1)	38.4%	44.0%	55.3%
Adjusted efficiency ratio (2)	40.4%	41.7%	56.3%

(1) Noninterest expense divided by net revenues.

(2) Adjusted noninterest expense divided by adjusted net revenues.

PACWEST BANCORP AND SUBSIDIARIES

GAAP TO NON-GAAP RECONCILIATION

(Unaudited)

	March 31,	December 31,	September 30,	June 30,	March 31,
	2015	2014	2014	2014	2014
	(Dollars in thousands)
Tangible Common Equity Ratio

PacWest Bancorp Consolidated:
Stockholders’ equity	$3,533,361	$3,506,425	$3,478,246	$3,437,932	$833,702
Less: Intangible assets	1,744,083	1,737,683	1,740,951	1,745,584	224,627
Tangible common equity	$1,789,278	$1,768,742	$1,737,295	$1,692,348	$609,075

Total assets	$16,643,940	$16,234,800	$15,938,345	$15,684,866	$6,517,853
Less: Intangible assets	1,744,083	1,737,683	1,740,951	1,745,584	224,627
Tangible assets	$14,899,857	$14,497,117	$14,197,394	$13,939,282	$6,293,226

Equity to assets ratio	21.23%	21.60%	21.82%	21.92%	12.79%
Tangible common equity ratio (1)	12.01%	12.20%	12.24%	12.14%	9.68%

Book value per share	$34.29	$34.04	$33.76	$33.37	$18.21
Tangible book value per share (2)	$17.36	$17.17	$16.86	$16.43	$13.31
Shares outstanding	103,044,257	103,022,017	103,027,830	103,033,449	45,777,580

Pacific Western Bank:
Stockholders’ equity	$3,410,276	$3,379,074	$3,357,138	$3,298,908	$910,644
Less: Intangible assets	1,744,083	1,737,683	1,740,951	1,745,584	224,627
Tangible common equity	$1,666,193	$1,641,391	$1,616,187	$1,553,324	$686,017

Total assets	$16,458,591	$15,995,914	$15,675,486	$15,376,440	$6,507,288
Less: Intangible assets	1,744,083	1,737,683	1,740,951	1,745,584	224,627
Tangible assets	$14,714,508	$14,258,231	$13,934,535	$13,630,856	$6,282,661

Equity to assets ratio	20.72%	21.12%	21.42%	21.45%	13.99%
Tangible common equity ratio	11.32%	11.51%	11.60%	11.40%	10.92%

(1) Tangible common equity divided by tangible assets.

(2) Tangible common equity divided by shares outstanding.